

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2010

Mr. David K. Waldman
Chief Executive Officer
Corridor Ventures I Acquisition Corp.
Corridor Ventures II Acquisition Corp.
995 Orion Court
Merrick, NY 11566

> **Re: Corridor Ventures I Acquisition Corp.**
> **Amendment No. 1 to Form 10**
> **Filed October 29, 2010**
> **File No. 000-54083**
>
> **Corridor Ventures II Acquisition Corp.**
> **Amendment No. 1 to Form 10**
> **Filed October 29, 2010**
> **File No. 000-54084**

Dear Mr. Waldman:

We have completed our review of your filings and have no further comments at this time.

You may contact Sherry Haywood at (202) 551-3345 with any questions.

Sincerely,

Pamela A. Long
Assistant Director